December 9, 2008

Kathleen Collins
Account Branch Chief
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Dear Ms. Collins:

Re:       Wordlogic Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on April 4, 2008
Form 10-Q for Quarters Ended March 31, 2008 and June 30, 2008

File No. 000-49649

Form 10-K for the Year Ended December 31, 2007

Item 9(A)T. Controls and Procedures, Evaluation of Disclosure Controls and Procedures, Page 20

1.
We note your statement that your chief executive officer and your chief financial officer have “concluded that [your] controls and procedures adequately ensure that information required to be disclosed in [your] reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” It does not appear that your certifying officers have reached a conclusion as to whether or not your disclosure controls and procedures are effective. Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. Similar revisions should be made to the Company’s March 31, 2008 and June 30, 2008 Form 10-Q.  Please be advised that when you provide the definition of disclosure controls and procedures that you either: (1) provide the complete definition per Rule 13a-15(e) of the Exchange Act or (2) clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in the rule.

Response:  The Company has amended its disclosure in light of your comments.  The amended disclosure in the Annual Report on Form 10-K/A for the year ended December 31, 2007 is:

“We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Based on the evaluation of these disclosure controls and procedures, and in light of the material weaknesses found in our internal control over financial reporting, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective.”

The Company has also amended the disclosure in its Quarterly Reports on Form 10-Q/A for periods ended March 31, 2008 and June 30, 2008 to state:

March 31, 2008:

“We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2008. Based on the evaluation of these disclosure controls and procedures, and the material weaknesses in our internal control over financial reporting identified in our Annual Report on Form 10-K for the period ended December 31, 2007, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective.”

June 30, 2008:

“We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2008. Based on the evaluation of these disclosure controls and procedures, and the material weaknesses in our internal control over financial reporting identified in our Annual Report on Form 10-K for the period ended December 31, 2007, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective.”

2.
We also note your discussion of the various material weaknesses noted during your evaluation of the Company’s internal controls over financial reporting. If the Company’s conclusion is that its disclosure controls and procedures were effective as of the end of the period covered by the report, disclose in reasonable detail on the basis for your officers’ conclusions in light of the fact that material weaknesses existed with respect to, for example, (a) insufficient personnel with technical US GAAP knowledge, (b) lack of controls over the period-end reporting process, (c) lack of preventative and detective IT systems and you concluded that internal controls over financial reporting were not effective.

Response: The Company has amended its Form 10-K for the year ended December 31, 2007 and March 31, 2008 and June 30, 2008 Form 10-Qs to disclose that it does not have effective disclosure controls.  Please see the amended disclosure which has been provided in answer to comment number 1.

3.
We note your disclosures that management’s evaluation did not identify any change in your internal control over financial reporting that occurred “during the fiscal year ended December 31, 2007” that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting. Pursuant to Item 308T(b) of Regulation S-K, the Company should disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Please confirm that there were no such changes and revise your disclosures accordingly.

Response: The Company confirms that there were no such changes. The Company has amended its disclosure in the Annual Report on Form 10-K/A for the year ended December 31, 2007 to state that:

“There have not been any changes in our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Report of Independent Registered Public Accounting Firm, Page F-2

4.
We note that your audit report for fiscal 2007 was signed by an audit firm based in Vancouver, Canada. Please tell us whether the Company qualifies as a foreign private issuer. If not, then please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” on the Commissions website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217. Please tell (1) where the majority of you revenues are earned, (2) where the majority of your assets are located, (4) where your management and accounting records are located and (3) where the majority of the audit work is conducted. We may have further comments.

Response:

1.	The majority of the Company’s revenues are earned in Vancouver;
2.	the majority of the Company’s assets are located in Vancouver;
3.	all of the Company’s audit work is conducted in Vancouver; and
4.	the Company’s mind and management and accounting records are located in Vancouver.

The Company does not qualify as a foreign private issuer, but believes it is most expedient to have an auditor located in Vancouver based on the fact that the majority of the Company’s operations occur in Vancouver.  .

Form 10-Q for the Quarters Ended March 31, 2008 and June 30, 2008

Item 4. Controls and Procedures

5.	We note the following representations in the Company’s Forms 10-Q with regards to your controls and procedures:

•
“The evaluation did not identify any change in our internal control over financial reporting that occurred during the period ended March 31, 2008 [and June 30, 2008] that has materially affected or is reasonably likely to materially affect our internal control over such reporting.”

•	“Subsequent to the date of their evaluation, there were no changes in our internal controls over financial reporting or in other factors that could significantly affect these controls.”
•	“There were no significant deficiencies or material weaknesses in our internal controls so no corrective actions were taken.”

Considering the numerous material weaknesses noted at December 31, 2007 and your representations that the Company made no apparent changes to your internal controls subsequent to December 31, 2007 to remediate these weaknesses, please explain in detail how the Company was able to conclude that there were no significant deficiencies or material weaknesses in your internal controls. Alternatively, revise your disclosure to include the status of your remediation efforts and disclose the changes in the Company’s internal control over financial reporting for each quarter that resulted from such efforts.

Response: Please see the Quarterly Reports on Form 10-Q/A for periods ended March 31, 2008 and June 30, 2008, filed concurrently with this response, for revised disclosure regarding the Company’s internal controls. The Company has revised the disclosure as follows:

March 31, 2008:

“We have not been able to implement any of the recommended changes to control over financial reporting listed in our Annual Report on Form 10-K for the year ended December 31, 2007.  As such, there were no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act, during the quarter ended March 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.“

June 30, 2008:

“We have not been able to implement any of the recommended changes to control over financial reporting listed in our Annual Report on Form 10-K for the year ended December 31, 2007.  As such, there were no changes in our internal control over financial reporting, as defined in Rule 13a-15(f) promulgated under the Exchange Act, during the quarter ended June 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.“

The Company also wishes to acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal laws of the United States.

Yours Truly,
/s/ Darrin McCormack
Darrin McCormack, Chief Financial Officer, Principal Accounting Officer
Wordlogic Corporation